                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                          TURBOCHEF TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                 48-1100390
       --------------------------                      -------------------
       (STATE OF INCORPORATION OR                      (I.R.S. EMPLOYER
              ORGANIZATION)                            IDENTIFICATION NO.)

                        SIX CONCOURSE PARKWAY, SUITE 1900
                             ATLANTA, GEORGIA 30328
   --------------------------------------------------------------------------
   (ADDRESS, INCLUDING ZIP CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

Securities Act registration statement file number to which this form relates:
       N/A
  --------------
 (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                        Name of Each Exchange on Which
     to be So Registered                        Each Class is to be Registered
     -------------------                        ------------------------------

     Common Stock,                              The American Stock Exchange
     Par value $0.01 Per Share

Securities to be registered pursuant to Section 12(g) of the Act:      NONE

ITEM 1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The Company is authorized to issue 105,000,000 shares consisting of 100,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a stated value of $1.00 per share. The Company has designated 25,000 of its preferred shares as Series A Convertible Preferred Stock, 20,000 shares as Series B Convertible Preferred Stock, 10,000 shares as Series C Convertible Preferred Stock and 2,500,000 as Series D Convertible Preferred Stock ("Series D Preferred Stock"). As of October 18, 2004, there were 31,190,648 shares of common stock outstanding and 2,062,650 shares of Series D Preferred Stock outstanding. Shares of no other preferred class of stock are outstanding.

        Holders of shares of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of common stock. Subject to the rights of holders of any class of preferred shares outstanding, holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably in the net assets of the Company available upon liquidation. The Company has not paid cash dividends on the common stock since inception and does not expect to pay any cash dividends on the common stock in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its business. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors.

        The holders of shares of common stock do not have the right to cumulate their votes in the election of directors and, accordingly, subject to the special voting rights of the holders of the Series D Preferred Stock, the holders of more than 50% of all the shares of common stock outstanding are able to elect all directors. Membership of the Board of Directors is not classified. All outstanding shares of common stock are fully paid and non-assessable.

        Each share of Series D Preferred Stock may be converted at any time into 20 shares of common stock (subject to adjustment). For all matters voted upon by the Company's stockholders, including election of directors, the holders of the Series D Preferred Stock are entitled to vote together with the holders of common stock as one class, with each share of Series D Preferred Stock carrying that number of votes equal to the whole number of shares of common stock into which the preferred share can be converted, currently 20 votes. For so long as 25% of the originally issued shares of Series D Preferred Stock (533,163 shares, subject to adjustment) remain unconverted, then the holders of Series D Preferred Stock, by majority vote, are entitled to elect at least two-thirds of the members of the Board of Directors.

        Holders of Series D Preferred Stock have preemptive rights to subscribe for their pro rata portion of any shares of common stock, or any rights or options to purchase common stock, issued or sold by the Company, with certain exceptions. In addition, holders of Series D Preferred Stock are entitled to be paid a cash dividend before any dividend is paid on common stock, and holders of Series D Preferred Stock have a preference in liquidation over holders of common stock.

        At such time as the Company has its common stock listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market or held of record by more than 2,000 stockholders it will be subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law, because the Company's certificate of incorporation does not contain a provision expressly electing not to be governed by that section. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate of a corporation that is the owner of 15% or more of the outstanding voting stock), for a period of three years following the time such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

ITEM 2.       EXHIBITS

Not Applicable.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      TURBOCHEF TECHNOLOGIES, INC.



Date:  October 27, 2004               By:  /s/ James A. Cochran
                                         --------------------------------
                                                 James A. Cochran
                                                 Senior Vice President and
                                                 Chief Financial Officer